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                                                Filed by Peregrine Systems, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933

                                        and deemed filed pursuant to Rule 14a-12

                                          of the Securities Exchange Act of 1934

                                          Subject Company: Harbinger Corporation

                                                     Commission File No. 0-26298

Newspaper Advertisement
Peregrine/Harbinger Transaction
Thursday, April 13, 2000


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                                  THE TIME HAS

                                  COME TO CUT

                                THROUGH ALL THE

                                e-COMMERCE HYPE

                                  AND GET DOWN

                                 TO e-BUSINESS.

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                  PEREGRINE AND HARBINGER ARE JOINING FORCES.*
--------------------------------------------------------------------------------

There's a powerful new force in the e-business arena with years of experience serving 44,000 major clients, including 92% of the Fortune 500. It's the union of Peregrine Systems and Harbinger. This proposed merger will deliver complete end-to-end e-business solutions from a single global provider. One that will join the internal processes of e-Procurement and Infrastructure Management with multiple open external marketplaces, so buyers and sellers can rely on their e-business technology to be more effective. Here for the first time ever will be one company that can create, manage and connect the complete lifecycle of e-business, along with unparalleled worldwide deployment. Peregrine and Harbinger are going to be one and the same. And nothing about e-business will ever be the same again.


PEREGRINE                                        HARBINGER
SYSTEMS                                          We make e-commerce work-TM-
The Infrastructure Management Company-TM-




Completion of Peregrine's acquisition of Harbinger is subject to a number of conditions. These include regulatory reviews, approval of the transaction by Harbinger's shareholders, and approval of issuance of shares of Peregrine's Common Stock by Peregrine's stockholders. The foregoing presentation contains "forward-looking" statements about the expectations, beliefs, plans, intentions, and strategies of both Peregrine and Harbinger and, assuming the merger is completed, the combined companies. The ability of either Peregrine, Harbinger, or the combined companies to achieve their planned business objectives involve many risks and uncertainties. Forward-looking statements relating to expectations about future events or results are based upon information available to Peregrine and Harbinger as of today's date. Neither Peregrine, Harbinger, or the combined companies assume any obligation to update any of these statements. These statements are not guarantees of the future performance of either Peregrine, Harbinger, or the combined companies. The actual results Peregrine, Harbinger, or the combined companies could differ materially from current expectation. Factors that could cause or contribute to these differences include the companies' ability to complete the transaction and, if completed, their ability to integrate Peregrine's and Harbinger's respective business. In addition, both Peregrine and Harbinger have made numerous prior acquisitions, may make future acquisitions, and face additional risks associated with the integration of these acquisitions. The revenues and earnings of both Peregrine and Harbinger are and the combined companies to expand their operations; acceptance of e-mail and the Internet as a communication medium; litigation, including litigation over intellectual property rights; and general economic factors. The risks associated with Peregrine's business are discussed in Peregrine's Annual Report on Form 10-K for the year ended March 31, 1999, which was filed with the Securities and Exchange Commission in June 1999, and Peregrine's subsequent quarterly reports on Form 10-Q filed with the SEC. In addition, factors affecting Harbinger's business are contained in its Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 30, 2000. You are encouraged to read this information carefully. Additional Information and Where to Find It: In connection with the proposed merger, Peregrine expects to file a proxy statement and Registration Statement on Form S-4 with the SEC, and Harbinger expects to file a proxy statement with the SEC. We expect that Harbinger and Peregrine will mail a Joint Proxy Statement/Prospectus to stockholders of Harbinger and Peregrine containing additional information about the proposed merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Harbinger, Peregrine, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the proposed merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each companies' other SEC filings, through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus, once available, and each companies' other SEC filings, may also be obtained from the respective companies'. Free copies of Harbinger's filings may be obtained by directing a request through the Investor Relations portion of Harbinger's Web site at http://www.harbinger.com or mailing or telephoning Harbinger Corporation, 1277 Lenox Park Boulevard, Atlanta, Georgia 30319, Attention:
Investor Relations, telephone: (404) 467-3000. Free copies of Peregrine's filings may be obtained by accessing its Web site at http://www.peregrine.com or by mailing or telephoning Peregrine System, Inc., 12670 High Bluff Drive, San Diego, California, 92130, Attention: Investor Relations, telephone: (858) 481-5000. You may also read and copy any reports, statements or other information filed by Harbinger or Peregrine at the SEC public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Participates in Solicitation, Harbinger, its directors, executive officers, and other members of Harbinger's management and employees may be soliciting proxies from Harbinger stockholders in favor of the merger. Information concerning Harbinger's participants in the solicitation is set forth in its Current Report on Form 8-K filed with the SEC on April 5, 2000. In addition, Peregrine, its directors, executive officers, and other members of Peregrine management and employees may be soliciting proxies from Peregrine stockholders in favor of the issuance of Peregrine Common Stock in the merger. Information concerning Peregrine's participates in solicitation is set forth in its press release announcing the execution of the merger agreement. This press release was filed with the SEC under Rule 425 on April 6, 2000. Copyright 2000 Peregrine's Systems, Inc. and Harbinger Corporation. All rights reserved. Peregrine's Systems is a registered trademark of Peregrine's Systems, Inc., Harbinger and the Harbinger logo are registered trademarks and harbinger.net is a service marked of Harbinger Corporation or its subsidiaries. All other trademarks are the property of their respective owners.


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This document is being filed pursuant to Rule 425 under the Securities act of
1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934. This document does not constitute an offer of sale of securities. Shareholders of Peregrine and other investors are urged to read the proxy statement-prospectus which will be included in the registration statement on Form S-4 to be filed by Peregrine in connection with the merger because it will contain important information. After this document is filed, it will be available free of charge on the website of the U.S. Securities and Exchange Commission (the "SEC") at www.sec.gov and from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, Ca 92130, Attention: Investor Relations, Telephone: (858) 481-5000.

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                    BENEFITS OF MERGER TO HARBINGER OFFICERS

         Certain officers and directors of Harbinger will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in Harbinger's proxy statement for its 2000 Annual Meeting of Shareholders under the caption "Agreements with Employees." Harbinger's proxy statement was filed with the SEC and is available at the SEC's website, www.SEC.gov, at the SEC's offices, or by directing a request through the Investors Relations portion of Harbinger's website at http://www.harbinger.com or by mail to Harbinger Corporation, 1277 Lenox Park Boulevard, Atlanta, GA 30319, Attention: Investor Relations, telephone: (404) 467-3000.